UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

FIRST MARINER BANCORP
(Name of Issuer)
Common Stock
(Title of Class of Securities)
320795107
(CUSIP Number)
Daniel G. Schmedlen, Jr.
LTC Global, Inc.
33 North Central Avenue, Suite 317
Medford, Oregon 97501
(800) 362 - 8837
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 12, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	320795107

1	NAMES OF REPORTING PERSONS LTC Global, Inc. IRS ID No. 20-2388986

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC — Working Capital

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Nevada

	7	SOLE VOTING POWER

NUMBER OF		1,184,863

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,184,863

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,184,863

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.69%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	Corporation (CO)

CUSIP No.	320795107
Item 1. Security and Issuer.
This Schedule 13D is made in reference to the Common Stock of First Mariner Bancorp (the “Issuer”). The address of the principal executive offices of the Issuer is 1501 S. Clinton Street, Baltimore, Maryland 21224.
Item 2. Identity and Background.
This Schedule 13D is being filed on behalf of LTC Global, Inc. LTC Global, Inc. owns 1,184,863 shares of common stock of the Issuer. The executive officers of LTC Global, Inc. are Thomas A. Skiff, Chief Executive Officer, Richard B. Pitbladdo, Chief Financial Officer, Mark S. Dinsmore, Chief Operating Officer, Eric W. Anderson, Vice President, and Daniel G. Schmedlen, Jr., Vice President. The directors of LTC Global, Inc. are Thomas A. Skiff, Richard B. Pitbladdo, Mark S. Dinsmore, Eric W. Anderson, and Daniel G. Schmedlen, Jr. The principal address of LTC Global, Inc., as well as the business address of all officers and directors is 33 North Central Avenue, Suite 317, Medford, Oregon 97501. The place of organization for LTC Global, Inc. is Nevada. Thomas A. Skiff is a resident of California. Richard B. Pitbladdo is a resident of Florida. Mark S. Dinsmore is a resident of Oregon. Eric W. Anderson is a resident of Oregon. Daniel G. Schmedlen, Jr. is a resident of Connecticut. During the last five years, none of the above persons or LTC Global, Inc. has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
LTC Global, Inc. paid an aggregate of $1,362,592.45 in cash for 1,184,863 shares of the Issuer’s common stock. The source of funds used to purchase these shares was derived from corporate working capital of LTC Global, Inc.
Item 4. Purpose of Transaction.
The reporting person purchased 1,184,863 shares of the Issuer’s Common Stock on April 12, 2010 in connection with the Issuer’s public offering pursuant to a Registration Statement filed with the Securities and Exchange Commission on Form S-1. Currently, the reporting person’s intent is to act as a passive investor.

CUSIP No.	320795107
Item 5. Interest in Securities of the Issuer.
(a) As of the date of this statement, LTC Global, Inc. owns 1,184,863 shares of the Common Stock of Issuer which constitutes approximately 6.69% of the Common Stock of Issuer, as of April 12, 2010.
(b) As of the date of this statement, LTC Global, Inc. has sole voting power of 1,184,863 shares of the Common Stock of Issuer which constitutes approximately 6.69% of the Common Stock of Issuer.
(c) During the last sixty (60) days, LTC Global, Inc. has acquired 1,184,863 Common Shares of the Issuer in connection with the Issuer’s initial public offering as specified in the chart below:

Date of	Numer of	Price per	Total Purchase
Purchase	Shares	Share	Price

4/12/2010	1,184,863	$1.15	$1,362,592.45
(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, any of the securities listed in Item 5(a).
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
None.
Item 7. Material to be Filed as Exhibits.
None.

CUSIP No.	320795107
SIGNATURE
After reasonable inquiry and to the best of knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 16, 2010
LTC Global, Inc.
By:	/s/ DANIEL G. SCHMEDLEN, JR.
DANIEL G. SCHMEDLEN, JR.
VICE PRESIDENT